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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-11552
                                                        CUSIP NUMBER:  879913200

                                  (Check One):
/ / Form 10-K   / / Form 11-K   / / Form 20-F   /X/ Form 10-Q   / / Form N-SAR

For Period Ended: January 31, 2001

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                                    TELEVIDEO, INC.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
                                    2345 Harris Way
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City, State and Zip Code
                                    San Jose, California 95131
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PART II - RULES 12b-25(b) AND (c)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                 NOT APPLICABLE
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The preparation of the financial statements of TeleVideo, Inc. (the "Registrant") will not be completed by March 19, 2001, the last day for a timely filing of its Quarterly Report on Form 10-Q for the period ended January 31, 2001 ("2001 10-Q"), pursuant to Rule 0-2 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant will be unable to timely file its 2001 March 10-Q because management requires additional time to accumulate information needed for the filing and for the executive officers and directors to complete their review of the filing without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

   PHILIP K HWANG                     (408)                    955-7400
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       (Name)                      (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         /X/ Yes                     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         /X/ Yes                     / / No



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                                 TELEVIDEO, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 16, 2001                   By:      /s/ PHILIP K HWANG
                                             -----------------------------------
                                             CEO and Acting
                                             Chief Financial Officer




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                                 TELEVIDEO, INC.
                                   FORM 12b-25
                              Dated March 16, 2001

QUESTION (3), PART IV EXPLANATION

         The Registrant expects that the Consolidated Statements of Operations for the period ended January 31, 2001 will show significant changes from the results of operations for the prior period ended January 31, 2000 as follows:
Net loss is expected to be approximately $490,000 in 2001 compared to $961,000 in 2000. With that decrease in net loss, the Registrant also expects to record a decrease in operating expenses, from $1,337,000 in 2000 to $1,120,000 in 2001, and an increase of other income from $258,000 in first quarter of 2000 to $510,000 in same period of 2001. The increase in other income is due in principal to supplemental income provided by the sublease of a space of the Company headquarters, beginning with January 2001, and from the sale of CNET stock.



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